                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                                GENTA INCORPORATED
           --------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  37245M 10 8
           --------------------------------------------------------
                                 (CUSIP Number)

                              ROBERT E. PATTERSON
                                 600 HANSEN WAY
                          PALO ALTO, CALIFORNIA 94304
                                 (415) 856-6500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   MAY 3, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 37245M 10 8


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JAGOTEC AG
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     HERGISWIL, SWITZERLAND
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               700,000 (FOR DETAILS SEE SCHEDULE ATTACHED)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  605,613 (FOR DETAILS SEE SCHEDULE ATTACHED)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     700,000 (FOR DETAILS SEE SCHEDULE ATTACHED)
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     2.7% (FOR DETAILS SEE SCHEDULE ATTACHED)
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 37245M 10 8


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JAGO FINANCE LIMITED
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     JERSEY, CHANNEL ISLANDS
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,620,561 (FOR DETAILS SEE SCHEDULE ATTACHED)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,457,111 (FOR DETAILS SEE SCHEDULE ATTACHED)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,620,561 (FOR DETAILS SEE SCHEDULE ATTACHED)
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.2% (FOR DETAILS SEE SCHEDULE ATTACHED)
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 37245M 10 8


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JAGO HOLDING AG
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     HERGISWIL, SWITZERLAND
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               2,320,561 (POWER TO DIRECT ONLY; FOR DETAILS
 by Each Reporting                           SEE SCHEDULE ATTACHED)
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  2,062,724 (POWER TO DIRECT ONLY; FOR DETAILS
                                             SEE SCHEDULE ATTACHED)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,320,561 (POWER TO DIRECT ONLY; FOR DETAILS SEE SCHEDULE ATTACHED)
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     8.8%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO/HC
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 37245M 10 8


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     SKYEPHARMA PLC
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     LONDON, ENGLAND
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               2,320,561 (POWER TO DIRECT ONLY; FOR DETAILS
 by Each Reporting                           SEE SCHEDULE ATTACHED)
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  2,062,724 (POWER TO DIRECT ONLY; FOR DETAILS
                                             SEE SCHEDULE ATTACHED)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,320,561 (POWER TO DIRECT ONLY; FOR DETAILS SEE SCHEDULE ATTACHED)
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     8.8%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO/HC
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE  13(d)


ITEM 1.   SECURITY AND ISSUER

This statement relates to the common stock, par value USD .01 per share ("COMMON STOCK"), of Genta Incorporated, a Delaware corporation (the "ISSUER"). The principal executive offices of the Issuer are located at 3550 General Atomics Court, San Diego, CA 92121.

ITEM 2.   IDENTITY AND BACKGROUND

Under a certain Common Stock Transfer Agreement between the Issuer and Jagotec AG dated December 15, 1992, the Issuer issued to Jagotec AG a total of 700,000 shares of Common Stock and agreed to a system according to which such 700,000 shares of Common Stock would be vesting in Jagotec AG over a period of four years on a daily basis, subject to forfeiture and reacquisition by the Issuer. This Common Stock Transfer Agreement was filed by the Issuer with the SEC as EXHIBIT NO. 10.36 to the Form 10-K for the fiscal year ended on December 31, 1995 (the "10-K"). As per May 31, 1996, a total of 605,613 shares of Common Stock have vested in Jagotec AG under said Common Stock Transfer Agreement; an additional 94,387 shares of Common Stock will vest in Jagotec AG until the end of the four-year period ending on December 15, 1996, as provided for in the said Common Stock Transfer Agreement.

Under a second Common Stock Transfer Agreement between the Issuer and Jago Finance Limited dated May 30, 1995, the Issuer issued to Jago Finance Limited a total of 1,240,000 shares of Common Stock and agreed with respect to 1,200,000 shares of Common Stock to a system according to which such Common Stock would be vesting in Jago Finance Limited over a period of four years on a daily basis, subject to forfeiture and reacquisition by the Issuer. This second Common Stock Transfer Agreement was filed by the Issuer with the SEC as EXHIBIT NO. 10.53 to the 10-K. As per May 31, 1996, a total of 1,076,550 shares of Common Stock have vested in Jago Finance Limited under said second Common Stock Transfer Agreement; additional 163,450 shares of Common Stock will vest in Jago Finance Limited until the end of the four-year period ending on December 17, 1996 provided for in said second Common Stock Transfer Agreement. In addition, Jago Finance Limited has been transferred additional 380,561 shares of Common Stock from Dr. Jacques Gonella pursuant to a certain Stock Transfer Agreement made as of December 31, 1995, which 380,561 shares of Common Stock remain subject to a certain Common Stock Transfer Agreement between the Issuer and Dr. Jacques Gonella dated December 15, 1992, which agreement has been filed by the Issuer with the SEC as EXHIBIT NO. 10.21 to the 10-K.

All Common Stock owned by Jagotec AG and Jago Finance Limited remain subject to a certain Stockholders Agreement dated as of May 30, 1995, between the Issuer, Jagotec AG, Jago Finance Limited and Dr. Jacques Gonella, which Agreement has been filed by the Issuer with the SEC as EXHIBIT NO. 10.54 to the 10-K.

On May 3, 1996 (the "CLOSING DATE") SkyePharma PLC acquired 100% of the shares of Jago Holding AG, a Swiss corporation with registered offices at Hergiswil, Switzerland. Jago Holding AG is the direct parent company of both, Jagotec AG and Jago Finance Limited by holding 100% of the share capital and voting rights of each of Jagotec AG and Jago Finance Limited. As a result of SkyePharma PLC's acquisition of Jago Holding AG, SkyePharma PLC has become the beneficial owner of the Common Stock held by Jagotec AG and Jago Finance Limited, and each of the corporations filing this statement (hereinafter referred to individually as "REPORTING PERSON" and collectively as "REPORTING PERSONS") have become members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities Exchange Commission thereunder (the "ACT") which holds beneficial ownership of more than 5% of the Issuer's outstanding Common Stock and consequently are required to file a statement under Section 13(d)(1) of the Act.

The information provided in this statement with respect to each Reporting Person and the directors, executive officers and controlling persons of every Reporting Person, if any, has been provided solely by that Reporting Person and no Reporting Person is responsible for the accuracy and completeness of the information included herein about any Reporting Person other than itself and such directors, executive officers and controlling persons.

Set forth in APPENDIX A hereto are the names of each Reporting Person and the information required by Item 2 of Schedule 13(d) about the identity and background of the Reporting Persons and their respective directors, executive officers and controlling persons, if any, supplied by each such Reporting Person.

Neither the Reporting Persons nor, to the best of each Reporting Person's knowledge, none of such Reporting Person's officers, directors, partners and controlling persons identified in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities' law or any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Stock issued to Jagotec AG under the Common Stock Transfer Agreement dated December 15, 1992, between the Issuer and Jagotec AG constituted partial consideration for Jagotec AG's grant of a license to the Issuer under a certain License Agreement dated December 15, 1992, as restated as of May 12, 1995, which restated License Agreement has been filed by the Issuer with the SEC as EXHIBIT NO. 10.59 to the 10-K.

The Common Stock issued to Jago Finance Limited under the second Common Stock Transfer Agreement dated May 30, 1995, between the Issuer and Jago Finance Limited have been issued to Jago Finance Limited as partial consideration for Jago Finance Limited's waiver of certain option rights under a Option Termination Agreement dated May 12, 1995, between the Issuer and Jago Finance Limited, which Option Termination Agreement is attached hereto as APPENDIX B. The waiver of said option rights by Jago Finance Limited allowed Genta Jago Technologies B.V. to enter into the joint venture company established by the Issuer and Jagotec AG, to enter into the Restated GEOMATRIX-Registered Trademark- License Agreement and the GEOMATRIX-Registered Trademark- Manufacturing License Agreement, both dated of May 12, 1995, which both agreements have been filed by the Issuer with the SEC as EXHIBIT NOS. 10.61 AND 10.62 to the 10-K, respectively.

The acquisition of the shares of Jago Holding AG by SkyePharma PLC which created the beneficial ownership of SkyePharma PLC in the Common Stock held by Jagotec AG and Jago Finance Limited, was financed through a private placement and open offer with subsequent listing of the shares of SkyePharma PLC at the London Stock Exchange.

ITEM 4.   PURPOSE OF TRANSACTION

The Common Stock issued to both Jagotec AG and Jago Finance Limited under the Common Stock Transfer Agreements described above have been and will be acquired in connection with the grant of licenses to the Issuer and/or Genta Jago Technologies B.V., a joint venture company between the Issuer and Jagotec AG, which are described in Item 3 above. Through the acquisition by SkyePharma PLC of Jago Holding AG, including its subsidiaries Jagotec AG and Jago Finance Limited, SkyePharma PLC became the beneficial owner of shares of the Issuer's Common Stock held by such entities. One or more of the Reporting Persons may, however, from time to time determine to purchase additional shares of the Issuer's Common Stock on the open market, in negotiated transactions or otherwise.

No Reporting Person has any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13(d), except as stated below.

(i) DIRECTORSHIP. According to Article 3 of the Stockholders Agreement between the Issuer, Jagotec AG, Jago Finance Limited and Dr. Jacques Gonella dated May 30, 1995 (filed by the Issuer with the SEC as EXHIBIT NO. 10.54 to the 10-K), Dr. Jacques Gonella as an Executive Director of SkyePharma PLC and of Jago Holding AG, Jagotec AG and Jago Finance Limited, has the right to request to be nominated and appointed as a member of the board of directors of the Issuer; however, Dr. Jacques Gonella has not requested to be appointed as member of the board of the Issuer.

(ii) ACQUISITION OF ADDITIONAL SECURITIES. At the time of acquisition of Common Stock by Jagotec AG and Jago Finance Limited, and at the Closing Date, the Reporting Persons had no intention to acquire additional securities of the Issuer; any Reporting Person may, however, from time to time determine to purchase additional shares of the Issuer's Common Stock on the open market, in negotiated transactions or otherwise. The management of SkyePharma PLC and Jago Holding AG have entered into discussions with management of the Issuer concerning mutually agreeable steps that may be taken to strengthen the financial resources and operations of Genta Jago Technologies B.V., a joint venture company between the Issuer and Jagotec AG.


ITEM 5.    SECURITIES OF THE ISSUER

The Reporting Persons and any other persons who, together with any of the Reporting Person, comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially own Common Stock in the Issuer as listed in the table below, with those shares vesting in the respective Reporting Person under the Common Stock Transfer Agreements dated December 15, 1992 and May 30, 1995, respectively, listed separately:

REPORTING       COMMON STOCK    COMMON STOCK     TOTAL OF        PERCENTAGE OF
PERSON          OWNED           VESTING IN       COMMON STOCK    COMMON
                AS OF           REPORTING                        STOCK
                31.05.1996      PERSON
- -------------   --------------  ---------------  --------------  --------------


Jagotec AG           605,613         94,387            700,000        2.7 %


Jago Finance      1,457,111        163,450          1,620,561         6.2 %
Limited


GROUP TOTAL       2,062,724         257,837         2,320,561         8.8 %

Dr. Jacques Gonella, being one of the other persons (other than the Reporting Persons) listed in Appendix A has entered with the Issuer on December 15, 1992 in that Common Stock Transfer Agreement (filed by the Issuer with the SEC as EXHIBIT NO. 10.21 to the 10-K), according to which agreement the Issuer issued a total of 500,000 shares of Common Stock to Dr. Jacques Gonella (of which 380,561 shares have been transferred to Jago Finance Limited under Appendix G hereto), subject to a system of forfeiture and reacquisition by the Issuer during a period of four years ending on December 15, 1996. As of May 31, 1996, Dr. Jacques Gonella owned 67,420 (0,3%) shares of Common Stock and additional 52,019 shares of Common Stock (0,2%) will vest in Dr. Jacques Gonella until December 15, 1996.

Neither the Reporting Persons other than as listed in the table above, nor any other person listed in Appendix A hereto, other than as listed above, is the record owner of any of the Issuer's Common Stock or any other securities, warrants or the like of the Issuer.

The beneficial ownership by all Reporting Persons is being reported to be 2,320,561 shares of Common Stock, of which 2,062,724 shares of Common Stock have vested in the Reporting Persons as per May 31, 1996 pursuant to the Common Stock Transfer Agreements mentioned above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Jagotec AG has entered with the Issuer into that Common Stock Transfer Agreement dated December 15, 1992 (Appendix D); Jago Finance Limited has entered into that second Common Stock Transfer Agreement with the Issuer dated May 30, 1995 (Appendix E); Dr. Jacques Gonella has entered into that third Common Stock Transfer Agreement with the Issuer dated December 15, 1992 (Appendix C); Jagotec AG, Jago Finance Limited and Dr. Jacques Gonella have entered with the Issuer into the Stockholders Agreement dated May 30, 1995 (Appendix F); copies of all these Agreements are attached hereto and are incorporated herein by reference in their entirety.

Except as described in the preceding paragraph, there are no contracts, arrangements, understandings or relationships among the persons named in Appendix A or between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS APPENDICES

APPENDIX A:    Information about the Identity and Background of the Reporting
               Persons

APPENDIX B:    Copy of the Option Termination Agreement between the Issuer and
               Jago Finance Limited

APPENDIX C:    Copy of the Common Stock Transfer Agreement between the Issuer and Dr. Jacques Gonella

APPENDIX D:    Copy of the Common Stock Transfer Agreement between the Issuer and Jagotec AG

APPENDIX E:    Copy of the Common Stock Transfer Agreement between the Issuer and Jago Finance Limited

APPENDIX F:    Copy of the Stockholders Agreement between the Issuer, Dr.
               Jacques Gonella, Jagotec AG and Jago Finance Limited

APPENDIX G:    Copy of the Share Transfer Agreement between Dr. Jacques Gonella and Jago Finance Limited.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement and Report is true, complete and correct.

Dated June 26, 1996


SKYEPHARMA PLC

/s/ Ian Gowrie-Smith
- ------------------------------
by:   Ian Gowrie-Smith
its:  Executive Chairman



JAGO HOLDING AG

/s/ Ian Gowrie-Smith                    /s/ Dr. Jacques Gonella
- ------------------------------          ------------------------------
by:   Ian Gowrie-Smith                  by:  Dr. Jacques Gonella
its:  President                         its: Vice-President and CEO



JAGOTEC AG

/s/ Ian Gowrie-Smith                    /s/ Dr. Jacques Gonella
- ------------------------------          ------------------------------
by:   Ian Gowrie-Smith                  by:  Dr. Jacques Gonella
its:  President                         its: Vice-President and CEO



JAGO FINANCE LIMITED

/s/ Dr. Jacques Gonella
- ------------------------------
by:  Dr. Jacques Gonella
its: Director

                                   APPENDIX A


IDENTITY AND BACKGROUND OF REPORTING PERSONS


1.   SKYEPHARMA PLC

     BUSINESS ADDRESS:

     105 Piccadilly, London W1V 9FN, England

     PRIMARY BUSINESS:

     Acquisition and holding of investments

     EXECUTIVE OFFICERS AND DIRECTORS:

     -    IAN GOWRIE-SMITH, Executive Chairman
          of 105 Piccadilly, London W1V 9FN

     - JOSEPH FRANK BOZMAN JR., Executive Director of 105 Piccadilly, London W1V 9FN
          President of Brightstone Pharma Inc., USA

     -    DR. JACQUES GONELLA, Executive Director
          of Eptingerstrasse 51, CH-4132 Muttenz, Switzerland
          CEO of Jago Pharma AG, Switzerland

     -    ERNST GUTZWILLER, Executive Director
          of Eptingerstrasse 51, CH-4132 Muttenz, Switzerland
          Executive Director of Jago Pharma AG

     -    DR. ROBERT ZIMMER, Executive Director
          of Eptingerstrasse 51,  CH-4132 Muttenz, Switzerland
          Executive Director of Jago Pharma AG

     - NIGEL WRAY, Non-Executive Deputy Chairman of 105 Piccadilly, London W1V 9FN, Executive Chairman of Burford Holdings PLC and Trocadero Holdings PLC, England

     - SIR MICHAEL BEAVIS, Non-Executive Director of 105 Piccadilly, London W1V 9FN

     -    WALTER ZELLER, Non-Executive Director
          of Zehntenfreistrasse 58, 4103 Bottmingen, Switzerland

     -    STEPHEN HARRIS, Non-Executive Director
          of 105 Piccadilly, London W1V 9FN

     -    DAVID LEES, Non-Executive Director
          of 105 Piccadilly, London W1V 9FN
          CEO of Flare Group PLC, England

     - DR. KEITH MANSFORD, Non-Executive Director of 105 Piccadilly, London W1V 9FN

     - DR. THOMAS M. RINDERKNECHT, Non-Executive Director of 7 Beethovenstrasse, CH-8002 Zurich, Switzerland
          Partner of the law firm Rinderknecht Glaus & Stadelhofer, Switzerland

     - RICHARD ALLISTER BALFOUR STEWART, Finance Director of 105 Piccadilly, London W1V 9FN

     - DAVID NICHOLSON, Chief Financial Officer of 105 Piccadilly, London W1V 9FN

     -    PETER WARBURTON, Company's Secretary
          105 Piccadilly, London W1V 9FN

     CONTROLLING PERSON:

     None

2.   JAGO HOLDING AG

     BUSINESS ADDRESS:

     Seestrasse 47, CH-6052 Hergiswil, Switzerland

     PRIMARY BUSINESS:

     Acquisition, holding and financing of investments

     EXECUTIVE OFFICERS AND DIRECTORS:

     -    IAN GOWRIE-SMITH, President (for details see above under 1.)

     - DR. JACQUES GONELLA, Vice-President and CEO (for details see above under 1.)

     -    WALTER ZELLER, Director
          of Zehntenfreistrasse 58, CH-4103 Bottmingen, Switzerland

     -    DR. THOMAS M. RINDERKNECHT, Director
          of Beethovenstrasse 7, CH-8002 Zurich, Switzerland
          Partner of the law firm Rinderknecht Glaus & Stadelhofer

     CONTROLLING PERSON:

     SkyePharma PLC (for details see under 1. above)

3.   JAGOTEC AG

     BUSINESS ADDRESS:

     Seestrasse 47, CH-6052 Hergiswil, Switzerland

     PRIMARY BUSINESS:

     Consultancy and other services primarily in the area of pharmaceutical business; holding and exploitation of intellectual property rights.

     EXECUTIVE OFFICERS AND DIRECTORS:

     -    IAN GOWRIE-SMITH, President (for details see above under 1.)

     - DR. JACQUES GONELLA, Vice-President and CEO (for details see above under 1.)

     -    WALTER ZELLER, Director
          of Zehntenfreistrasse 58, CH-4103 Bottmingen, Switzerland

     -    DR. THOMAS M. RINDERKNECHT, Director
          of Beethovenstrasse 7, CH-8002 Zurich, Switzerland
          Partner of the law firm Rinderknecht Glaus & Stadelhofer

     CONTROLLING PERSON:

     Jago Holding AG (for details see under 2. above)

4.   JAGO FINANCE LIMITED

     BUSINESS ADDRESS:

     Wellington House, 17 Union Street, St. Helier, Jersey JE4 8Y9, Channel Islands

     PRIMARY BUSINESS:

     Providing of financial services; acquisition and holding of investments

     EXECUTIVE OFFICERS AND DIRECTORS:

     -    DR. JACQUES GONELLA, Director (details see above under 1.)

     -    MICHAEL JOHN QUARRINGTON, Director
          of Commerce House, St. Peter Port, Guernsey, Channel Islands

     -    ANTHONY CHRISTOPHER ROGERS, Director
          of Commerce House, St. Peter Port, Guernsey, Channel Islands

     CONTROLLING PERSON:

     Jago Holding AG (for details see under 2. above)

                                                                      APPENDIX B


                          OPTION TERMINATION AGREEMENT




THIS AGREEMENT is made as of this 12th day of May 1995 by and between JAGO FINANCE LTD., having its registered office at Wellington House, 17 Union Street, St. Helier, Jersey, Channel Islands (hereinafter referred to as "Jago Finance") and GENTA INCORPORATED, a Delaware corporation, having a place of business located at 3500 General Atomics Court, San Diego, California 92121, U.S.A. (hereinafter referred to as "Genta")


                              W I T N E S S E T H:


WHEREAS, VECAP Venture Capital Partners AG, of Hergiswil, Switzerland (hereinafter referred to as "VECAP") has entered into an Option Agreement with Jagotec AG, of Seestrasse 47, 6052 Hergiswil (hereinafter referred to as "Jagotec") on July 14, 1993 (hereinafter referred to as "Option Agreement") a copy whereof is attached hereto as Exhibit A; and


WHEREAS, VECAP has been granted under the Option Agreement certain options for development, distribution and marketing licenses as well as for manufacturing licenses for certain generic products; and


WHEREAS, Jago Finance has entered into a License Option Transfer Agreement with VECAP on November 24, 1994 (hereinafter referred to as "License Option Transfer Agreement", a copy is attached hereto as Exhibit B) whereunder certain options granted under the Option Agreement for specific products have been assigned and transferred upon Jago Finance; and


WHEREAS, Genta and Jago have agreed in a certain agreement dated May 12, 1995 (hereinafter referred to as "Restructuring Agreement") to expand their existing joint venture by adding certain additional products to the products list and by the grant to the joint venture of a manufacturing license for the joint venture products.



NOW THEREFORE, the Parties hereto agree as follows:

1.   WAIVER OF THE OPTION RIGHTS

1.1. In order to allow Genta and Jago to enter into the Restructuring Agreement and to expand the existing joint venture with Jago for the use and exploitation of certain Licenses for the products listed in Exhibit A to the License Option Transfer Agreement and for other products and to allow the joint venture to acquire from Jagotec additional direct licenses for such products, through the joint venture company, Jago Finance hereby agrees to waive and give up any and all license option rights assigned and transferred to Jago Finance under the License Option Transfer Agreement. Jago Finance agrees to release Jagotec from all obligations and duties under the Option Agreement to the extent the corresponding rights, claims and entitlements have been assigned and transferred unto Jago Finance under the License Option Transfer Agreement.

1.2. This waiver and release by Jago Finance is conditional upon Genta's and Jago's executing the various agreements referred to in the Restructuring Agreement and upon the terms and conditions of the Restructuring Agreement being consummated.


2.   ASSISTANCE OF JAGO FINANCE IN THE EXPANSION OF JOINT VENTURE

     Jago Finance has already assisted Genta and agrees to continue to use its best efforts in assisting Genta in expanding the existing joint venture with Jago for the joint exploitation of the licenses for the generic products listed in Exhibit A to the License Option Transfer Agreement and certain other products and to continue to assist Genta in its negotiations with Jago.


3.   COMPENSATION FOR WAIVERS, RELEASES AND ASSISTANCE

3.1. Provided that the condition set forth in section 1.2. above shall be fulfilled, Genta has agreed to pay to VECAP for the waiver of the option rights pertaining to a license for the development, utilization, marketing and distribution of the products listed in Exhibit A to the License Option Transfer Agreement an option termination fee (hereinafter referred to as "Option Termination Fee") in the aggregate amount of USD 3,500,000 which were paid directly to VECAP as follows:

     (a) an amount of USD 2,900,000 (two-million-nine-hundred-thousand) previously has been paid to VECAP, the receipt whereof is hereby acknowledged, and

     (b) the balance of USD 600,000 (six-hundred-thousand) previously has been paid to VECAP on January 10, 1995, the receipt whereof is hereby acknowledged.

3.2. In addition and also provided that the condition set forth in section 1.2. above shall be fulfilled, Genta agrees to have the joint venture company, Genta Jago Technologies

     B.V., pay to VECAP for the waiver of the option rights pertaining to a license for the manufacturing of the products listed in Exhibit A to the License Option Transfer Agreement a fee (hereinafter referred to as "Manufacturing Option Fee") in the aggregate amount of USD 1,500,000 (one-million-five-hundred-thousand), on the terms and subject to the conditions of Section 5.2(a) of the Restated Joint Venture and Shareholders Agreement dated as of the date hereof (the "Joint Venture Agreement"). As set forth in the Joint Venture Agreement, such Manufacturing Option Fee shall be payable directly from Genta Jago Technologies B.V. to VECAP in one or several installments at such dates and pro rata when the manufacturing license fee under section 5.2.(a) of the Joint Venture Agreement and under section 4.1. of the Geomatrix Manufacturing License Agreement to be executed between Genta Jago Technologies B.V. and Jagotec becomes due and payable, and in such a way that VECAP and Jagotec shall at all times receive each 50% of the applicable revenues received by the joint venture and that VECAP and Jagotec shall equally share all payments until VECAP and Jagotec each shall have received an aggregate amount of USD 1,500,000 which two amounts together shall constitute USD 3,000,000.

3.3. Furthermore, and also provided that the condition set forth in section 1.2. above shall be fulfilled, Genta agrees to issue to Jago Finance for the waiver of all the option rights mentioned above and for Jago Finance's efforts in assisting Genta in the expansion of the existing joint venture with Jago and obtaining through the joint venture company certain additional licenses for the generic products listed in Exhibit A to the License Option Transfer Agreement and other products, 1,240,000 shares of unregistered Genta common stock which shares shall vest daily over a period of four years (commencing retroactively as of December 17, 1992, inasmuch as the shares vested between December 17, 1992 and the date when the condition set forth in section 1.2. above shall be fulfilled shall be deemed to have vested as of such date) based on a straight-line vesting schedule over such period, provided that Jago or its member(s) are not in default in their respective obligations under the joint venture agreements. The shares are to be issued pursuant to, and shall be subject to, the terms and conditions as set forth in the Common Stock Transfer Agreement attached hereto as Exhibit C which is to be executed by the Parties as of May 30, 1995 provided the condition set forth in section 1.2. above shall be fulfilled.


4.   EXECUTION OF A STOCKHOLDER'S AGREEMENT

     Jago Finance and certain of its affiliates agree to enter into the Stockholders' Agreement which is attached to this Agreement as Exhibit D.

5.   MISCELLANEOUS

5.1. ENTIRE AGREEMENT. This Agreement sets forth all the promises, agreements, conditions and understandings between the Parties hereto relating to tile contract matters, and constitutes the entire agreement between the Parties in this connection and no subsequent alterations, amendments, changes or additions hereto shall be binding and valid unless reduced in writing and signed by a duly authorised official of each Party.

5.2. INVALIDITY OF PROVISIONS. In the event that any of the terms or provisions of this Agreement should be in conflict with any rule or law or statutory provision or should be otherwise unenforceable under the laws or regulation of any government or subdivision thereof, such terms or provisions shall be deemed stricken from this Agreement but such invalidity or unenforceability shall not invalidate any of the other terms and provisions of this Agreement and this Agreement shall remain otherwise fully in force

5.3. ASSIGNMENTS. This Agreement may not be assigned or otherwise transferred, nor, except as expressly provided hereunder, may any right or obligation hereunder be assigned or transferred by either party, without the consent of the other party (with respect to the assignment of the right to receive payments only, which consent shall not be unreasonably withheld); provided, however, that either party may, without such consent, assign this Agreement and its rights and obligations hereunder in connection with the transfer or sale of all or substantially all of its business, or in the event of its merger, consolidation, change in control or similar transaction. Any permitted assignee shall assume all obligations of its assignor under this Agreement. The assignment to VECAP of the payments owed under Sections 3.1. and 3.2. above is hereby approved.

5.4. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.5. APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of SWITZERLAND, without reference to the conflicts of law principles thereof.

5.6. ARBITRATION. Any disputes, claim or controversy among the Parties relating to, arising out of or in any way connected with this Agreement or any term or condition hereof, or the performance by any Party of its obligations hereunder, whether before or after termination of this Agreement, shall be finally resolved by binding arbitration. Whenever a Party shall decide to institute arbitration proceedings, it shall give written notice to that effect to the other Party. Any arbitration hereunder shall be conducted under the Rules of Conciliation and Arbitration of the International Chamber of

     Commerce. Any such arbitration shall be conducted in the English language by a panel of three (3) arbitrators appointed in accordance with such rules, and shall be held in Paris, France. The arbitrators shall have the authority to grant specific performance, and to allocate among the parties the costs of arbitration in such equitable manner as they determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. Whether a claim, dispute or other matter in question would be barred by the applicable statute of limitations, which also shall apply to any arbitration under this section, shall be determined by binding arbitration pursuant to this section.



IN WITNESS WHEREOF, the parties hereto and their duly authorized officers, have executed and signed this Agreement as of the day and year hereinbefore written.





GENTA INCORPORATED                      JAGO FINANCE LTD.



/s/ Thomas H. Adams                     /s/ Anthony C. Rogers
- --------------------------              ------------------------
by: Thomas H. Adams, PH.D.              by:  Anthony C. Rogers
    Chairman and CEO                         Director

                                                                      APPENDIX C



                         COMMON STOCK TRANSFER AGREEMENT



     THIS COMMON STOCK TRANSFER AGREEMENT dated and effective as of December 15, 1992 (the "Agreement"), is entered into between GENTA INCORPORATED, a Delaware corporation ("Genta"), having a place of business located at 3550 General Atomics Court, San Diego, California 92121, U.S.A., and DR. JACQUES GONELLA, an individual ("Dr. Gonella").


                              W I T N E S S E T H:

     WHEREAS, Dr. Gonella holds 100% of the issued and outstanding stock (the "Technologies Stock") of Jobewol Investments BV (to be renamed Genta Jago Technologies BV), a Dutch corporation ("Technologies");

     WHEREAS, Dr. Gonella is willing to sell the Technologies Stock in consideration for the issuance of 500,000 shares of Genta common stock as herein described, on the terms and conditions hereinafter set forth; and

     WHEREAS, Genta is willing to issue shares of Genta common stock to Dr. Gonella on the terms and conditions hereinafter set forth.

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the parties hereby agree as follows:

     1. On the date hereof, Genta shall issue and transfer to Dr. Gonella 500,000 shares of its common stock (the "Stock") in consideration for the sale of the Technologies Stock by Dr. Gonella to Genta.

     2. The shares of the Stock to be transferred to Dr. Gonella pursuant to the Agreement shall be subject to automatic forfeiture and reacquisition by Genta as follows:

          (a) Upon the last day (the "Termination Date") of the Joint Venture Term (defined below) prior to the fourth anniversary of the date hereof, Dr. Gonella shall forfeit to Genta and Genta shall automatically reacquire the number of shares equal to the number of shares of the Stock less the product (rounded to the nearest integer) of (i) the number of days that have elapsed since the date hereof through and including the Termination Date, times (ii) the number of shares of the Stock, times (iii) .0006844627.

Joint Venture Term shall mean the period during which Genta and Jagotec, or their respective successors-in-interest or affiliates, directly or indirectly, hold an ownership interest in Technologies.

     3. Genta shall notify Dr. Gonella and Howard Sampson (solely in his capacity as escrow agent, the "Escrow Agent") as provided in Section 16 of the Joint Escrow Instructions attached as Exhibit A to the Agreement of such forfeiture and reacquisition.

     4. (a) As security for Dr. Gonella's faithful performance of the terms of the Agreement and to insure the availability for delivery of Dr. Gonella's shares upon their forfeiture provided for in the Agreement, on the date hereof Dr. Gonella shall deposit with the Escrow Agent the certificate or certificates evidencing the Stock and two Assignments Separate from Certificate duly executed (with date and number of shares in blank) in the form attached hereto as Exhibit
C. Such documents are to be held by the Escrow Agent and delivered by the Escrow Agent pursuant to the Joint Escrow Instructions, which instructions shall also be executed and delivered to the Escrow Agent on the date hereof.

          (b) Within 30 days after the last day of each successive completed calendar quarter after the date hereof, if Dr. Gonella so requests, the Escrow Agent will deliver to Dr. Gonella certificates representing so many shares of Stock as are no longer subject to forfeiture (less such shares as have been previously delivered). Sixty days after the Termination Date prior to the fourth anniversary of the date hereof, Genta will direct the Escrow Agent to deliver to Dr. Gonella a certificate or -certificates representing the number of shares of Stock vested to Dr. Gonella prior to termination (less such shares as have been previously delivered).

     5. Subject to the provisions of the Certificate of Incorporation of Genta, if, from time to time, prior to the fourth anniversary of the date hereof
(a) there is any stock dividend or liquidating dividend of cash and/or property, stock split or other change in the character or amount of any of the outstanding securities of Genta, or (b) there is any consolidation, merger or sale of all or substantially all, of the assets of Genta, then, in either such event, any and all new substituted or additional securities or other property to which Dr. Gonella is entitled by reason of his ownership of the Stock, which is subject to forfeiture pursuant to the terms of this Agreement, shall be immediately subject to forfeiture and be included in the word "Stock" for all purposes hereof with the same force and effect as the shares of Stock from time to time subject to forfeiture under the Agreement.

     6. All certificates representing the Stock purchased under the Agreement hall, where applicable, have endorsed thereon the following legends:

          (a) "The shares represented by this Certificate are subject to forfeiture by holder and reacquisition by Genta Incorporated as set forth in an agreement between Genta Incorporated and the registered holder, or his predecessor in interest. Such agreement grants certain reacquisition rights to Genta (Or its assigns) upon termination of a corporate joint venture between Genta and Jagotec AG A copy of such agreement is on file at the principal office of Genta and will be furnished upon written request to the Secretary of Genta by the holder of record of the shares represented by this Certificate."

          (b) "The securities represented by this Certificate have not been registered under the Securities Act of 1933 These securities have been acquired for investment and not with a view to distribution or resale, and may not be transferred without an effective registration statement for such shares under the Securities Act of 1933, or pursuant to Rule 144 under such Act or an opinion of counsel satisfactory to Genta that registration is not required under such Act."

          (c) Any legend required to be placed thereon by the California Commissioner of Corporations and any state securities law.

     7. (a) The Agreement is made with Dr. Gonella in reliance upon his representation to Genta, which by his acceptance hereof he confirms, that the Stock which he will receive will be acquired with his own funds for investment for an indefinite period for his own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and that he has no present intention of selling, granting participation in, or otherwise distributing the same, but subject, nevertheless, to any requirement of law that the disposition of his property shall at all times be within his control. By executing the Agreement, Dr. Gonella further represents that he does not have any contract, understanding or agreement with any person to sell, transfer or grant participations, to such person or to any third person, with respect to any of the Stock

          (b) Dr. Gonella understands that the Stock will not be registered under the Securities Act of 1933 (the "Securities Act") on the ground that the sale provided for in the Agreement is exempt pursuant to section 4(2) of the Securities Act, and that Genta's reliance on such exemption is predicated on his representations set forth herein.

          (c) Dr. Gonella agrees that in no event will he make a disposition of any of the Stock, unless and until (i) he shall have notified Genta of the proposed disposition and shall have furnished Genta with a statement of the circumstances surrounding the proposed disposition and (ii) he shall have furnished Genta with an opinion of counsel satisfactory to Genta to the effect that (A) such disposition will not require registration of such Stock under the Securities Act or (B) that appropriate action necessary for compliance with the Securities Act has been taken or (iii) Genta shall have waived, expressly and in writing, its rights under clauses (i) and
(ii) of this Section 7(c).

          (d) In connection with the investment representations made herein, Dr. Gonella represents that he is able to fend for himself in the transactions contemplated by the Agreement, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of his investment, has the ability to bear the economic risks of his investment and has been furnished with and has had access to such information as would be made available in the form of a registration statement together with such additional information as is necessary to verify the accuracy of the information supplied and to have all questions answered by Genta.

          (e) Dr. Gonella understands that if a registration statement covering the Stock (or a filing pursuant to the exemption from registration under Regulation A of the Securities Act) under the Securities Act is not in effect when he desires to sell the Stock, he may be required to hold the Stock for an indeterminate period. Dr. Gonella also acknowledges that he understands that any sale of the Stock which might be made by him in reliance upon Rule 144 under the Securities Act may be made only in limited amounts in accordance with the terms and conditions of that Rule.

          (f) Dr. Gonella represents that he does not own stock possessing more than ten percent of the total combined voting power or value of all classes of stock of Genta.

          (g) Dr. Gonella represents that he is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, of the SEC under the Securities Act.

     8. Genta covenants and agrees that (a) it will use its best efforts to comply with the current public information requirements of Rule 144(c)(1) under the Securities Act; (b) it will furnish Dr. Gonella upon request with all information required for the preparation and filing of Form 144; and (C) it will on a timely basis use its best efforts to file all reports required to be filed and make all disclosures, including disclosures of material adverse information, required to permit Dr. Gonella to make the required representations in Form 144.

     9. Genta shall not be required (a) to transfer on its books any shares of Stock of Genta which shall have been sold or transferred in violation of any of the provisions set forth in the Agreement or (b) to treat as owner of such shares or to accord the right to vote as such owner or to pay dividends to any transferee to whom such shares shall have been so transferred.

     10. Except as otherwise provided herein, Dr. Gonella shall, during the term of the Agreement, exercise all rights and privileges of a stockholder of Genta with respect to the Stock.

     11. The parties shall execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of the Agreement.

     12. Any consent, notice or report required or permitted to be given or made under the Agreement by one of the parties hereto to the other party shall be in writing, delivered personally or by facsimile (and promptly confirmed by personal delivery, first class mail or courier), first class mail or courier, postage prepaid (where applicable), addressed to such other party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and (except as otherwise provided in the Agreement) shall be effective upon receipt by the addressee.


          If to Genta:             Genta Incorporated
                                   3550 General Atomics Court
                                   San Diego, CA 92121, U.S.A.
                                   Attention:  Thomas H. Adams, Ph.D.

          with a copy to:          Pillsbury Madison & Sutro
                                   235 Montgomery Street, 15th Floor
                                   San Francisco,  CA 94104, U.S.A.
                                   Attention: Thomas E. Sparks, Jr.

          If to Dr. Gonella:       Dr. Jacques Gonella
                                   Hintere Wartenbergstrasse 18
                                   CH-4132 Muttenz, Switzerland

          with a copy to:          Rinderknecht, Glaus & Stadelhofer
                                   Beethovenstrasse 7
                                   Postfach 4451
                                   CH-8022 Zurich, Switzerland
                                   Attention: Dr. Thomas Rinderknecht

     13. The Agreement shall inure to the benefit of the successors and assigns of Genta and, subject to the restrictions on transfer herein set forth, be binding upon Dr. Gonella, his heirs, executors, administrators, successors and assigns.

     14. No waiver of any breach or condition of the Agreement shall be deemed to be a waiver of any other or subsequent breach or condition, whether of a like or different nature.

     15. The Agreement shall be governed by and construed in accordance with the laws of the State of California.

     16. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THE AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH

SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102, OR 25105 OF THE CALIFORNIA CORPORATIONS CODE, THE RIGHTS OF ALL PARTIES TO THE AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

     17. No modification of the Agreement shall be valid unless made in writing and signed by the parties hereto.

     18. The Agreement constitutes the entire complete and final agreement between Genta and Dr. Gonella regarding the Stock. Any and all prior agreements and negotiations are merged herein.

     IN WITNESS WHEREOF, the parties have duly executed and delivered the Agreement as of the date first written above.



                                   GENTA INCORPORATED



                                   By: /s/ William E. Bliss
                                       ---------------------------
                                       William E. Bliss, President



                                   /s/ Dr. Jacques Gonella
                                   -------------------------------
                                   DR. JACQUES GONELLA

                                                                      APPENDIX D



                         COMMON STOCK TRANSFER AGREEMENT




     THIS COMMON STOCK TRANSFER AGREEMENT dated and effective as of December 15, 1992 (the "Agreement"), is entered into between GENTA INCORPORATED, a Delaware corporation ("Genta"), having a place of business located at 3550 General Atomics Court, San Diego, California 92121, U.S.A., and JAGOTEC AG, a Swiss corporation ("Jagotec"), having a place of business located at Seestrasse 47, CH-6052 Hergiswil, Switzerland.


                              W I T N E S S E T H:


     WHEREAS, Jagotec has granted to Genta an exclusive license (the "License") under its oral drug delivery technology to make, use and sell therapeutic anticode products in certain fields.

     WHEREAS, in consideration for Jagotec's grant of the License to Genta, Genta is willing to issue and Jagotec desires to acquire shares of Genta common stock as herein described, on the terms and conditions hereinafter set forth.

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the parties hereby agree as follows:


     1. On the date hereof, Jagotec shall purchase from Genta, and Genta shall sell and issue to Jagotec, 700,000 shares of its common stock (the "Stock") in consideration for Jagotec's grant of the License to Genta.

     2. The shares of the Stock to be purchased by Jagotec pursuant to the Agreement shall be subject to automatic forfeiture and reacquisition by Genta as follows:

          (a) Upon the last day (the "Termination Date") of the term of the License prior to the fourth anniversary of the date hereof, Jagotec shall forfeit to Genta and Genta shall automatically reacquire the number of shares equal to the number of shares of the Stock less the product (rounded to the nearest integer) of (i) the number of days that have elapsed since the date hereof through and including the Termination Date, times (ii) the number of shares of the Stock, times (iii) .0006844627.

     3. Genta shall notify Jagotec and Howard Sampson (solely in his capacity as escrow agent, the "Escrow Agent") as provided in Section 16 of the Joint Escrow Instructions attached as Exhibit A to the Agreement of such forfeiture and reacquisition.

     4. (a) As security for Jagotec's faithful performance of the terms of the Agreement and to insure the availability for delivery of Jagotec's shares upon forfeiture provided for in the Agreement, on the date hereof, Jagotec shall deliver to and deposit with the Escrow Agent the certificate or certificates evidencing the Stock and two Assignments Separate from Certificate duly executed (with date and number of shares in blank) in the form attached hereto as Exhibit
C. Such documents are to be held by the Escrow Agent and delivered by the Escrow Agent pursuant to the Joint Escrow Instructions, which instructions shall also be executed and delivered to the Escrow Agent on the date hereof.

          (b) Within 30 days after the last day of each successive completed calendar quarter after the date hereof, if Jagotec so requests, the Escrow Agent will deliver to Jagotec certificates representing so many shares of Stock as are no longer subject to forfeiture (less such shares as have been previously delivered). Sixty days after the Termination Date prior to the fourth anniversary of the date hereof, Genta will direct the Escrow Agent to deliver to Jagotec a certificate or certificates representing the number of shares of Stock vested to Jagotec prior to termination (less such shares as have been previously delivered).

     5. Subject to the provisions of the Certificate of Incorporation of Genta, if, from time to time, prior to the fourth anniversary of the date hereof
(a) there is any stock dividend or -liquidating dividend of cash and/or property, stock split or other change in the character or amount of any of the outstanding securities of Genta, or (b) there is any consolidation, merger or sale of all or substantially all, of the assets of Genta, then, in either such event, any and all new substituted or additional securities or other property to which Jagotec is entitled by reason of its ownership of the Stock, which is subject to forfeiture pursuant to the terms of this Agreement, shall be immediately subject to forfeiture and be included in the word "Stock" for all purposes hereof with the same force and effect as the shares of Stock from time to time subject to forfeiture under the Agreement.

     6. All certificates representing the Stock purchased under the Agreement shall, where applicable, have endorsed thereon the following legends;

          (a) "The shares represented by this Certificate are subject to forfeiture by holder and reacquisition by Genta Incorporated as set forth in an agreement between Genta Incorporated and the registered holder, or its predecessor in interest. Such agreement grants certain reacquisition rights to

Genta (or its assigns) upon termination of a corporate joint venture between Genta and Jagotec AG. A copy of such agreement is on file at the principal office of Genta and will be furnished upon written request to the Secretary of Genta by the holder of record of the shares represented by this Certificate."

          (b) "The securities represented by this Certificate have not been registered under the Securities Act of 1933. These securities have been acquired for investment and not with a view to distribution or resale, and may not be transferred without an effective registration statement for such shares under the Securities Act of 1933, or pursuant to Rule 144 under such Act or an opinion of counsel satisfactory to Genta that registration is not required under such Act."

          (c) Any legend required to be placed thereon by the California Commissioner of Corporations and any state securities law.

     7. (a) The Agreement is made with Jagotec in reliance upon its representation to Genta, which by its acceptance hereof it confirms, that the Stock which it will receive will be acquired with its own funds for investment for an indefinite period for its own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and that it has no present intention of selling, granting participation in, or otherwise distributing the same, but subject, nevertheless, to any requirement of law that the disposition of its property shall at all times be within its control. By executing the Agreement, Jagotec further represents that it does not have any contract, understanding or agreement with any person to sell, transfer or grant participations, to such person or to any third person, with respect to any of the Stock.

          (b) Jagotec understands that the Stock will not be registered under the Securities Act of 1933 (the "Securities Act") on the ground that the sale provided for in the Agreement is exempt pursuant to section 4(2) of the Securities Act, and that Genta's reliance on such exemption is predicated on its representations set forth herein.

          (c) Jagotec agrees that in no event will it make a disposition of any of the Stock, unless and until (i) it shall have notified Genta of the proposed disposition and shall have furnished Genta with a statement of the circumstances surrounding the proposed disposition and (ii) it shall have furnished Genta with an opinion of counsel satisfactory to Genta to the effect that (A) such disposition will not require registration of such Stock under the Securities Act or (B) appropriate action necessary for compliance with the Securities Act has been taken or (iii) Genta shall have waived, expressly and in writing, its rights under clauses (i) and (ii) of this Section 7(c).

          (d) In connection with the investment representations made herein, Jagotec represents that it is able to fend for itself in the transactions contemplated by the Agreement, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, has the ability to bear the economic risks of its investment and has been furnished with and has had access to such information as would be made available in the form of a registration statement together with such additional information as is necessary to verify the accuracy of the information supplied and to have all questions answered by Genta.

          (e) Jagotec understands that if a registration statement covering the Stock (or a filing pursuant to the exemption from registration under Regulation A of the Securities Act) under the Securities Act is not in effect when it desires to sell the Stock, it may be required to hold the Stock for an indeterminate period Jagotec also acknowledges that it understands that any sale of the Stock which might be made by it in reliance upon rule 144 under the Securities Act may be made only in limited amounts in accordance with the terms and conditions of that Rule.

          (f) Jagotec represents that it does not own stock possessing more than ten percent of the total combined voting power or value of all classes of stock of Genta.

          (g) Jaqotec represents that it is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, of the SEC under the Securities Act.

     8. Genta covenants and agrees that (a) it will use its best efforts to comply with the current public information requirements of rule 144(c)(l) under the Securities Act; (b) it will furnish Jagotec upon request with all information required for the preparation and filing of Form 144; and (c) it will on a timely basis use its best efforts to tile all reports required to be filed and make all disclosures, including disclosures of material adverse information, required to permit Jagotec to make the required representations in Form 144.

     9. Genta shall not be required (a) to transfer on its books any shares of Stock of Genta which shall have been sold or transferred in violation of any of the provisions set forth in the Agreement or (b) to treat as owner of such shares or to accord the right to vote as such owner or to pay dividends to any transferee to whom such shares shall have been so transferred.

     10. Except as otherwise provided herein, Jagotec shall, during the term of the Agreement, exercise all rights and privileges of a stockholder of Genta with respect to the Stock.

     11. The parties shall execute such further instruments and take such further action as may reasonably be necessary to carry out the intent of the Agreement.

     12. Any consent, notice or report required or permitted to be given or made under the Agreement by one of the parties hereto to the other party shall be in writing delivered personally or by facsimile (and promptly confirmed by personal delivery, first class mail or courier), first class mail or courier, postage prepaid (where applicable), addressed to such other party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and (except as otherwise provided in the Agreement) shall be effective upon receipt by the addressee.

          If to Genta:             Genta Incorporated
                                   3550 General Atomics Court
                                   San Diego, CA 92121, U.S.A.
                                   Attention: Thomas H. Adams, Ph.D.

          with a copy to:          Pillsbury Madison & Sutro
                                   235 Montgomery Street, 15th Floor
                                   San Francisco, CA 94104, U.S.A.
                                   Attention: Thomas E. Sparks, Jr.

          If to Jagotec:           Jagotec AG
                                   Seestrasse 47
                                   CH-6052 Hergiswil, Switzerland
                                   Attention: Dr. Jacques Gonella

          with a copy to:          Rinderknecht, Glaus & Stadelhofer
                                   Beethovenstrasse 7
                                   Postfach 4451
                                   CH-8022 Zurich, Switzerland
                                   Attention: Dr. Thomas Rinderknecht

     13. The Agreement shall inure to the benefit of the successors and assigns of Genta and, subject to the restrictions on transfer herein set forth, be binding upon Jagotec, its heirs, executors, administrators, successors and assigns.

     14. No waiver of any breach or condition of the Agreement shall be deemed to be a waiver of any other or subsequent breach or condition, whether of a like or different nature.

     15. The Agreement shall be governed by and construed in accordance with the laws of the State of California.

     16. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THE AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL,

UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102, OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THE AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

     17. No modification of the Agreement shall be valid unless made in writing and signed by the parties hereto.

     18. The Agreement constitutes the entire complete and final agreement between Genta and Jagotec regarding the Stock. Any and all prior agreements and negotiations are merged herein.


     IN WITNESS WHEREOF, the parties have duly executed and delivered the Agreement as of the date first written above.



                                   GENTA INCORPORATED




                                   By: /s/ William E. Bliss,
                                       -------------------------------
                                       William E. Bliss,
                                       President



                                       JAGOTEC AG




                                   By: /s/ Jacques Gonella
                                       -------------------------------
                                       Jacques Gonella, Ph.D.,
                                       Director

                                                                      APPENDIX E


                         COMMON STOCK TRANSFER AGREEMENT




       THIS COMMON STOCK TRANSFER AGREEMENT dated as of May 30, 1995 (the "Agreement"), is entered into between GENTA INCORPORATED, a Delaware corporation ("Genta"), having a place of business at 3550 General Atomics Court, San Diego, California 92121, U.S.A., and JAGO FINANCE LIMITED, a Jersey corporation ("Jago Finance"), having its registered office at 17 Union Street, St. Helier, Jersey.

       NOW, THEREFORE, the parties hereby agree as follows:


                                    ARTICLE 1

                                   DEFINITIONS

       For purposes of the Agreement, the terms defined in this Article 1 shall have the respective meanings set forth below:

       1.1 "AFFILIATE" shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with, such Person. A Person shall be regarded as in control of another Person if it owns, or directly or indirectly controls, more than fifty percent (50%) of the voting stock or other ownership interest of the other Person, or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of the other Person by any means whatsoever.

       1.2     "ESCROW AGENT" shall mean Howard Sampson.

       1.3 "GENTA JAGO" shall mean Genta Jago Technologies B.V., a Dutch company.

       1.4     "JAGOTEC" shall mean Jagotec AG, a Swiss corporation.

       1.5     "PERSON" shall have the meaning set forth in the Use License
Agreement.

       1.6     "STOCK" shall mean unregistered shares of Genta common stock.

       1.7 "STOCKHOLDERS AGREEMENT" shall mean the Stockholders' Agreement dated as of the date hereof, among Genta, Jagotec, Dr. Jacques Gonella and Jago Finance (as amended or restated from time to time).

       1.8 "USE LICENSE AGREEMENT" shall mean the Restated Geomatrix License Agreement dated as of May 12, 1995, between Jagotec and Genta Jago (as amended or restated from time to time.


                                    ARTICLE 2

                                ISSUANCE OF STOCK

       2.1 ISSUANCE OF STOCK. On the date hereof, Genta will issue to Jago Finance 1,240,000 shares of Stock in partial consideration for Jagotec's agreement to enter into the Use License Agreement with Genta Jago. As a condition precedent to the issuance and transfer of the Stock to Jago Finance, together with Jagotec and Dr. Jacques Gonella, shall enter into the Stockholders' Agreement with Genta.

       2.2 FORFEITURE. 1,200,000 of the shares of the Stock to be purchased by Jago Finance pursuant to the Agreement shall be subject to automatic forfeiture and reacquisition by Genta as follows:

       2.2.1 Upon the last day (the "Termination Date") of the term of the Use License Agreement prior to December 16, 1996, Jago Finance shall forfeit to Genta and Genta shall automatically reacquire the number of shares equal to the number of shares of the Stock less the product (rounded to the nearest integer) of (i) the number of days that have elapsed since December 17, 1992 through and including the Termination Date, times (ii) the number of shares of the Stock, times (iii) .0006844627.

       2.3 NOTICE TO ESCROW AGENT. Genta shall notify Jago Finance and the Escrow Agent as provided in Section 16 of the Joint Escrow Instructions attached as Exhibit A to the Agreement of such forfeiture and reacquisition.

       2.4 ADDITIONAL STOCK. Subject to the provisions of the Certificate of Incorporation of Genta, if, from time to time, prior to December 16, 1996, (a) there is any stock dividend or liquidating dividend of cash and/or property, stock split or other change in the character or amount of any of the outstanding securities of Genta, or (b) there is any consolidation, merger or sale of all or substantially all, of the assets of Genta, then, in either such event, any and all new, substituted or additional securities or other property to which Jago Finance is entitled by reason of its ownership of the Stock, which is subject to forfeiture pursuant to the terms of the Agreement, shall be immediately subject to forfeiture and be included in the word "Stock" for all purposes hereof with the same force and effect as the shares of Stock from time to time subject to forfeiture under the Agreement.

       2.5 DELIVERY OF CERTIFICATES BY JAGO FINANCE. As security for Jago Finance's faithful performance of the terms of the Agreement and to insure the availability for delivery of Jago Finance's shares of Stock upon forfeiture provided for in the Agreement, on the date hereof, Jago Finance shall deliver to and deposit with the Escrow Agent the certificate or certificates evidencing the Stock and two (2) Assignments Separate from Certificate duly executed (with date and number of shares in blank) in the form attached hereto as Exhibit B. Such documents are to be held by the Escrow Agent and delivered by the Escrow Agent pursuant to the Joint Escrow Instructions, which instructions shall also be executed and delivered to the Escrow Agent on the date hereof

       2.6 DELIVERY OF CERTIFICATES BY ESCROW AGENT. Within thirty (30) days after the last day of each successive completed calendar quarter after the date hereof, if Jago Finance so requests, the Escrow Agent will deliver to Jago Finance certificates representing so many shares of Stock as are no longer subject to forfeiture (less such shares of Stock as have been previously delivered). Sixty (60) days after the Termination Date prior December 16, 1996, Genta will direct the Escrow Agent to deliver to Jago Finance a certificate or certificates representing the number of shares of Stock vested to Jago Finance prior to the Termination Date (less such shares as have been previously delivered).

       2.7 TRANSFER OF STOCK. Jago Finance shall have the right to transfer up to an aggregate of 240,000 shares of Stock to not more than an aggregate of five (5) Persons; PROVIDED, HOWEVER, that (a) not less than thirty (30) days prior to the date of such transfer, Jago Finance shall deliver a notice, in writing, to Genta stating the number of shares of Stock which Jago Finance intends to transfer and the name, address and telephone number of the Person to whom Jago Finance intends to transfer such shares of Stock; (b) such transfer shall not violate the provisions of Article 3 below; (c) prior to the date of such transfer, the transferee shall duly execute and deliver to Genta an Acknowledgment of Agreement to be Bound by the Common Stock w Transfer Agreement of Genta Incorporated, in the form attached hereto as Exhibit C; and (d) all shares of Stock so transferred shall continue to be subject to the provisions of the Agreement.


                                    ARTICLE 3

                            SECURITIES ACT COMPLIANCE

       3.1 UNREGISTERED SHARES OF COMMON STOCK. Jago Finance understands that the Stock will not be registered under the Securities Act of 1933, as amended (the "Securities Act") on the ground that the sale provided for in the Agreement is exempt pursuant to section 4(2) of the Securities Act, and that Genta's reliance on such exemption is predicated on its representations set forth herein.

       3.2 LEGENDS. All certificates representing the Stock purchased under the Agreement shall, where applicable, have endorsed thereon the following legends:

       3.2.1 "The shares represented by this Certificate are subject to forfeiture by the holder and reacquisition by Genta Incorporated as set forth in an agreement between Genta Incorporated and the registered holder, or its predecessor in interest. Such agreement grants certain reacquisition rights to Genta Incorporated (or its assigns) upon termination of a corporate joint venture between Genta Incorporated and Jago Holding AG, a Swiss corporation. A copy of such agreement is on file at the principal office of Genta Incorporated and will be furnished upon written request to the Secretary of Genta Incorporated by the holder of record of the shares represented by this Certificate."

       3.2.2 "The securities represented by this Certificate have not been registered under the Securities Act of 1933. These securities have been acquired for investment and not with a view to distribution or resale, and may not be transferred without an effective registration statement for such shares under the Securities Act of 1933, or pursuant to Rule 144 under such Act or an opinion of counsel satisfactory to Genta Incorporated that registration is not required under such Act."

       3.2.3 Any legend required to be placed thereon by the California Commissioner of Corporations and any state securities law.

       3.3 INVESTOR'S REPRESENTATION. The Agreement is made with Jago Finance in reliance upon the following representations to Genta which by its acceptance hereof it confirms:

       3.3.1 The Stock which Jago Finance will receive will be acquired with its own funds for investment for an indefinite period for its own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and that it has no present intention of selling, granting participation in, or otherwise distributing the same, but subject, nevertheless, to any requirement of law that the disposition of its property shall at all times be within its control. By executing the Agreement, Jago Finance further represents that it does not have any contract, understanding or agreement with any Person to sell, transfer or grant participations, to such Person or to any third Person, with respect to any of the Stock.

       3.3.2 Jago Finance represents that it is able to fend for itself in the. transactions contemplated by the Agreement, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, has the ability to bear the economic risks of its investment and has been furnished with and has had access to such information as would be made available in the form of a registration statement together with such additional information as is necessary to verify the accuracy of the information supplied and to have all questions answered by Genta.

       3.3.3 Jago Finance understands that if a registration statement covering the Stock (or a filing pursuant to the exemption from registration under Regulation A of the Securities Act) under the Securities Act is not in effect when it desires to sell the Stock, it may be required to hold the Stock for an indeterminate period. Jago Finance also acknowledges that it understands that any sale of the Stock which might be made by it in reliance upon Rule 144 under the Securities Act may be made only in limited amounts in accordance with the terms and conditions of that Rule.

       3.3.4 Jago Finance represents that it is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, of the Securities and Exchange Commission under the Securities Act.

       3.4 Jago Finance agrees that in no event will it make a disposition of any of the Stock, unless and until (i) it shall have notified Genta of the proposed disposition and shall have furnished Genta with a statement of the circumstances surrounding the proposed disposition, (ii) it shall have furnished Genta with an opinion of counsel satisfactory to Genta to the effect that (A) such disposition will not require registration of such Stock under the Securities Act or (B) appropriate action necessary for compliance with the Securities Act has been taken, (iii) Genta shall have waived, expressly and in writing, its rights under clauses (i) and (ii) of this Section 3.4, and (iv) Jago Finance has complied with and fulfilled all of its obligations under
Article 2 of the Stockholders' Agreement.

       3.5 RULE 144. Genta covenants and agrees that (a) it will use its best efforts to comply with the current public information requirements of Rule 144(c)(1) under the Securities Act; (b) it will furnish Jago Finance upon request with all information required for the preparation and filing of Form 144; and (c) it will on a timely basis use its best efforts to file all reports required to be filed and make all disclosures, including disclosures of material adverse information, required to permit Jago Finance to make the required representations in Form 144.

       3.6 STOCK TRANSFERRED IN VIOLATION OF AGREEMENT. Genta shall not be required to (a) transfer on its books any shares of Stock which shall have been sold or transferred in violation of any of the provisions set forth in the Agreement or (b) treat as owner of such shares of Stock or to accord the right to vote as such owner or to pay dividends to any transferee to whom such shares of Stock shall have been so transferred.

       3.7 FURTHER ASSURANCES. The parties shall execute such further instruments and take such further action as may reasonably be necessary to carry out the intent of the Agreement.


                                    ARTICLE 4

                                   ASSIGNMENT

       The Agreement shall inure to the benefit of the successors and assigns of Genta and, subject to the restrictions on transfer herein set forth, be binding upon Jago Finance, its legal representatives, successors and assigns.


                                    ARTICLE 5

                                  MISCELLANEOUS

       5.1 STOCKHOLDER'S RIGHTS. Except as otherwise provided herein and in the Stockholders' Agreement, Jago Finance shall, during the term of the Agreement, exercise all rights and privileges of a stockholder of Genta with respect to the Stock.

       5.2 CALIFORNIA QUALIFICATION. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THE AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102, OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THE AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

       5.3 NOTICES. Any consent, notice or report required or permitted to be given or made under the Agreement by one party to the other party shall be in English and in writing, delivered personally or by facsimile (and promptly confirmed by personal delivery, first class mail or courier), first class mail or courier, postage prepaid (where applicable), addressed to such other party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and (except as otherwise provided in the Agreement) shall be effective upon receipt by the addressee.

       If to Genta:                Genta Incorporated
                                   3550 General Atomics Court
                                   San Diego, CA  92121, U.S.A.
                                   Attn: Thomas H. Adams, Ph.D.

       with a copy to:             Pillsbury Madison & Sutro
                                   235 Montgomery Street, 15th Floor
                                   San Francisco,  CA 94104, U.S.A.
                                   Attn:  Thomas E. Sparks, Jr., Esq.

       If to Jago Finance:         Jago Finance Limited
                                   Wellington House
                                   17 Union Street
                                   St. Helier, Jersey
                                   Attn:  Anthony C. Rogers

       with a copy to:             Rinderknecht, Glaus & Stadelhofer
                                   Beethovenstrasse 7
                                   Postfach 4451
                                   CH-8022 Zurich, Switzerland
                                   Attn:  Dr. Thomas M. Rinderknecht

       5.4 APPLICABLE LAW. The Agreement shall be governed by and construed in accordance with the laws of the State of California, without reference to the conflicts of law principles thereof.

       5.5 HEADINGS. The titles and headings used in the Agreement are or convenience only and shall not in any way affect the meaning or construction of any provision of the Agreement.

       5.6 WAIVER. The waiver by either party hereto of any right hereunder or the failure to perform or of a breach by the other party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other party whether of a similar nature or otherwise.

       5.7 AMENDMENTS. The provisions of the Agreement may not be waived, altered, amended or repealed in whole or in part except by the written consent of both of the parties to the Agreement.

       5.8 ENTIRE AGREEMENT. The terms, covenants, conditions and provisions contained in the Agreement, including its exhibits, together with all of the documents referred to herein as having been provided by one party to another, constitute the total and complete agreement of the parties and supersede all prior understandings and agreements hereto made, and there are no other representations, understandings or agreements relating to the subject matter hereof.

       5.9 COUNTERPARTS. The Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


                            [THE BALANCE OF THIS PAGE
                          IS INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties have executed the Agreement as of the date first set forth above.


                                   GENTA INCORPORATED


                                   By /s/ Thomas H. Adams
                                      ----------------------------
                                      Thomas H. Adams, Ph.D.
                                      Chairman and Chief Executive
                                      Officer



                                   JAGO FINANCE LIMITED


                                   By /s/ Anthony C. Rogers
                                      ----------------------------
                                      Anthony C. Rogers
                                      Director

                                                                      APPENDIX F


                             STOCKHOLDERS' AGREEMENT



     THIS STOCKHOLDERS' AGREEMENT dated as of May 30, 1995 (the "Agreement", is entered into among GENTA INCORPORATED, a Delaware corporation ("Genta"), having a place of business at 3550 General Atomics Court, San Diego, California 92121, U.S.A., JAGOTEC AG, a Swiss corporation ("Jagotec"), having a place of business at Seestrasse 47, CH-6052 Hergiswil, Switzerland, DR. JACQUES GONELLA, an individual ("Dr. Gonella"), having an address at Hintere Wartenbergstrasse 18, CH-4132 Muttenz, Switzerland, and JAGO FINANCE LIMITED, a Jersey corporation ("Jago Finance"), having its registered office located at 17 Union Street, St. Helier, Jersey.

     NOW, THEREFORE, the parties hereby agree as follows:


                                    ARTICLE 1

                                   DEFINITIONS

     For purposes of the Agreement, the terms defined in this Article 1 shall have the respective meanings set forth below:

     1.1 "AFFILIATE" shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with, such Person. A Person shall be regarded as in control of another Person if it owns, or directly or indirectly controls, more than fifty percent (50%) of the voting stock or other ownership interest of the other Person, or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of the other Person by any means whatsoever.

     1.2  "COMMISSION" shall mean the Securities and Exchange Commission.

     1.3  "COMMON STOCK" shall mean shares of Genta common stock.

     1.4 "INVESTORS" shall mean, collectively, Jagotec, Dr. Gonella and Jago Finance, and "INVESTOR" shall mean any one of them.

     1.5 "PERSON" shall mean an individual, corporation, partnership, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

     1.6 "RESTRICTED SECURITIES" shall mean (a) the Shares and (b) any other securities of Genta issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such Shares.

     1.7 "SHARES" shall mean all shares of Common Stock issued to the Investors pursuant to the (a) Common Stock Transfer Agreement dated as of December 15, 1992 between Genta and Dr. Gonella, (b) Common Stock Transfer Agreement dated as of December 15, 1992 between Genta and Jagotec, (c) Nonstatutory Stock Option Agreement dated as of December 15, 1992 between Genta and Dr. Gonella and (d) Common Stock Transfer Agreement dated as of the date hereof between Genta and Jago Finance.


                                    ARTICLE 2

                           MARKET STAND-OFF PROVISIONS

     2.1 MARKET STAND-OFF. The Investors shall not, to the extent requested by Genta or an underwriter of Common Stock or other securities of Genta, directly or indirectly, sell, offer to sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of any Restricted Securities of Genta held by them (other than to donees who agree to be similarly bound) during a reasonable and customary period of time, as agreed to by Genta and such underwriters, not to exceed one hundred and eighty (180) days, following the effective date of a registration statement of Genta filed under the Securities Act of 1933, as amended; PROVIDED, HOWEVER, that all officers and directors of Genta enter into similar agreements.

     2.2 TREATMENT OF SHARES TRANSFERRED IN VIOLATION OF Agreement. Genta shall not be required (a) to transfer on its any Restricted Securities that shall have been sold or transferred in violation of any of the provisions set forth in the Agreement or (b) to treat as owner of such Restricted Securities or accord the right to vote as such owner or pay dividends to any transferee to whom such voting securities shall have been so transferred in violation of any of the provisions set forth in the Agreement. Any purported transfer of Restricted Securities by any holder that is not in compliance with the terms and conditions of the Agreement shall be void, and the transferee under any such purported transfer shall acquire no title or ownership thereby. Each Investor agrees to the entry of a stop transfer order with the transfer agent or agents of Genta against the transfer of Restricted Securities except in compliance with the requirements of the Agreement or, if Genta acts as its own transfer agent with respect to any Restricted Securities, to refusal by Genta to transfer any Restricted Securities except in compliance with the requirements of the Agreement.

                                    ARTICLE 3

                                   BOARD SEAT

     As soon as reasonably practicable after the request of Dr. Gonella, the management of Genta shall recommend to its Board of Directors (a) to promptly nominate and appoint Dr. Jacques Gonella as a member of its Board of Directors, and (b) thereafter, during the term of the Agreement, to nominate Dr. Gonella as a member of its Board of Directors, unless Dr. Gonella otherwise requests.


                                    ARTICLE 4

                              TERM AND TERMINATION

     4.1 TERM. The Agreement shall terminate only when the Investors, and their Affiliates, collectively, directly or indirectly, own, control or otherwise have rights to, less than five percent (5%) of the voting power of Genta.

     4.2 EFFECT OF TERMINATION. The termination of the Agreement shall not relieve the parties of any obligation accruing prior to such termination.


                                    ARTICLE 5

                                   ASSIGNMENT

     The Agreement may not be assigned or otherwise transferred, nor, except as expressly provided hereunder, may any right or obligation hereunder be assigned or transferred by any party, other than to an Affiliate of such party, without the consent of all of the other parties; PROVIDED, HOWEVER, that any party may, without such consent, assign the Agreement and its rights and obligations hereunder in connection with the transfer or sale of all or substantially all of its business, or in the event of its merger, consolidation, change in control or similar transaction. Any permitted assignee shall assume all obligations of its assignor under the Agreement.


                                    ARTICLE 6

                                  SEVERABILITY

     Each party acknowledges that it does not intend to violate any public policy, statutory or common laws, rules, regulations, treaty or decision of any government agency or executive body thereof of any country or community or association of countries. Should one or more provisions of the Agreement be or become invalid, the parties hereto shall substitute, by mutual consent, valid provisions for such invalid provisions which valid provisions in their economic effect are sufficiently similar to the invalid provisions that it can be reasonably assumed that the parties would have entered into the Agreement with such provisions. In case such provisions cannot be agreed upon, the invalidity of one or several provisions of the Agreement shall not affect the validity of the Agreement as a whole, unless the invalid provisions are of such essential importance to the Agreement that it is to be reasonably assumed that the parties would not have entered into the Agreement without the invalid provisions.


                                    ARTICLE 7

                                  MISCELLANEOUS

     7.1 NOTICES. Any consent, notice or report required or permitted to be given or made under the Agreement by one party to any of the other parties shall be in English and in writing, delivered personally or by facsimile (and promptly confirmed by personal delivery, first class mail or courier), first class mail or courier, postage prepaid (where applicable), addressed to such other party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and (except as otherwise provided in the Agreement) shall be effective upon receipt by the addressee.

          If to Genta:             Genta Incorporated
                                   3550 General Atomics Court
                                   San Diego, CA 92121, U.S.A.
                                   Attention: Thomas H. Adams, Ph.D.

          with a copy to:          Pillsbury Madison & Sutro
                                   235 Montgomery Street, 15th Floor
                                   San Francisco, CA 94104, U.S.A.
                                   Attention: Thomas E. Sparks, Jr., Esq.

          If to Jagotec:           Jagotec AG
                                   Seestrasse 47
                                   CH-6052 Hergiswil, Switzerland
                                   Attention: Dr. Jacques Gonella

          If to Dr. Gonella:       Dr. Jacques Gonella
                                   Hintere Wartenbergstrasse 18
                                   CH-4132 Muttenz, Switzerland

          If to Jago Finance:      Jago Finance Limited
                                   Wellington House
                                   17 Union Street
                                   St. Helier, Jersey
                                   Attention: Anthony C. Rogers

          If from Genta,
          with a copy to:          Rinderknecht, Glaus & Stadelhofer
                                   Beethovenstrasse 7
                                   Postfach 4451
                                   CH-8022 Zurich, Switzerland
                                   Attention: Dr. Thomas M. Rinderknecht

     7.2 APPLICABLE LAW. The Agreement shall be governed by and construed in accordance with the laws of the State of California, without reference to the conflicts of law principles thereof.

     7.3 HEADINGS. The titles and headings used in the Agreement are intended for convenience only and shall not in any way affect the meaning or construction of any provision of the Agreement.

     7.4 WAIVER. The waiver by any party hereto of any right hereunder or the failure to perform or of a breach by any other party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by any other party whether of a similar nature or otherwise.

     7.5 AMENDMENTS. The provisions of the Agreement may not be waived, altered, amended or repealed in whole or in part except by the written consent of all of the parties to the Agreement.

     7.6 ENTIRE AGREEMENT. The terms, covenants, conditions and provisions contained in the Agreement, together with all of the documents referred to herein as having been provided by one party to all of the other parties, constitute the total and complete agreement of the parties and supersede all prior understandings and agreements hereto made, and there are no other representations, understandings or agreements relating to the subject matter hereof.

     7.7 COUNTERPARTS. The Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.




                            [THE BALANCE OF THIS PAGE
                          IS INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties have executed the Agreement as of the date first set forth above.


                                   GENTA INCORPORATED



                                   By /s/ Thomas H. Adams
                                      -----------------------------
                                      Thomas H. Adams, Ph.D.
                                      Chairman and Chief Executive
                                      Officer


                                   JAGOTEC AG



                                   By /s/ Dr. Jacques Gonella
                                      -----------------------------
                                      Dr. Jacques Gonella
                                      President




                                   /s/ Dr. Jacques Gonella
                                   --------------------------------
                                   DR. JACQUES GONELLA



                                   JAGO FINANCE LIMITED



                                   By /s/ Anthony C. Rogers
                                      -----------------------------
                                      Anthony C. Rogers
                                      Director

                                                                      APPENDIX G


                            SHARE TRANSFER AGREEMENT




This Share Transfer Agreement (this "Agreement"), is made as of the date last written hereunder, by and between Dr. Jacques Gonella, an individual residing at Hallenweg 10, CH-4132 Muttenz, Switzerland (hereinafter referred to as "Dr. Gonella") and Jago Finance Limited, having its registered offices at 17 Union Street, St. Helier, Jersey (hereinafter referred to as "Jago").


The Parties hereto agree as follows:

1. Dr. Gonella hereby assigns and transfers to Jago and Jago hereby accepts such assignment and transfer, of 380,561 unregistered shares (hereinafter referred to as the "Shares") of common stock of Genta Incorporated, a Delaware corporation (hereinafter referred to as "Genta"), for sufficient and adequate consideration the receipt of which is hereby acknowledged by Dr. Gonella.

2. Jago acknowledges that the Shares are subject to that certain Common Stock Transfer Agreement entered into by Dr. Gonella and Genta on December 15, 1992 (hereinafter referred to as the "Common Stock Transfer Agreement"), a copy of which has been delivered to Jago upon execution of this Agreement. Jago hereby undertakes and agrees to be bound by, and hereby assumes, any and all rights and obligations under said Common Stock Transfer Agreement insofar as such rights and obligations apply to the Shares; PROVIDED HOWEVER, that the Shares have as of the date hereof fully vested to Dr. Gonella in accordance with the provisions of the Common Stock Transfer Agreement and are not subject to the automatic forfeiture and reacquisition right of Genta provided for in the Common Stock Transfer Agreement.

3. The Parties understand that the transfer and assignment of the Shares is subject to the provisions of Sections 7 and 9 of the Common Stock Transfer Agreement and the Parties undertake to execute all documents and perform all actions necessary or desirable to effect the full transfer of the Shares to Jago in the books and records of Genta to Jago.

4. This Agreement shall governed by the laws of Switzerland without reference to the principles of conflict of laws thereof and shall not be governed by the United Nations Convention on International Contracts for the Sale of Goods.

5. Any and all disputes arising out of or in connection with this Agreement shall be settled exclusively by the ordinary courts of CH-4132 MUTTENZ, SWITZERLAND.



IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of December 31, 1995.



                                        Jago Finance Limited



/s/ Dr. Jacques Gonella                 /s/ M.J. Quarrington
- ------------------------                -----------------------
Dr. Jacques Gonella                     by:   M.J. Quarrington
                                        its:   Director


                                       -2-